JANGIT ENTERPRISES, INC.

June 21, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:Jangit Enterprises, Inc.

Registration Statement on Form S-1

Filed March 31, 2021

File No. 333-254934

Ladies and Gentlemen:

Jangit Enterprises, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 28, 2021, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.Disclose that the company’s sole officer and director, Kelly Kirchhoff, currently controls the company and will continue to control the company after the offering.

Response: We have revised as instructed. Please see the Preliminary Prospectus cover page.

2.Disclose that Mr. Kirchhoff and his affiliated company are selling security holders and will be selling 2.5 million of the 3.0 million shares being offered by selling security holders.

Response: We have revised as instructed. Please see the Preliminary Prospectus cover page.

3.Since Mr. Kirchhoff will be selling the shares being offered by the company as well as his own shares at the same time, disclose how Mr. Kirchhoff will decide whether to sell his or his affiliate’s shares versus shares being offered by the company.

Response: Mr. Kirchhoff will ensure that selling the shares being offered by the Company is his priority.

4.Most of your risk factors do not appear to apply to your business, your proposed product, your stage of development or your planned revenue model. Please revise to provide a discussion of the material factors specific to you that make an investment in your company or offering speculative or risky.

Response: We have updated the risk factors as instructed.

5.Please provide a discussion of your results of operations and liquidity and capital resources for the six months ended January 31, 2021.

Response: We have updated this section as requested.

6.Please clarify whether you own the Jangit product, its proprietary process or the pending and issued patents, or whether you license the technology from Mr. Kirchhoff’s affiliated company, Digital Research Solutions.

Response: We license the patented technology from Digital Research Solutions and have added more clarity to the registration statement.

7.Please clarify Mr. Kirchhoff’s prior and current relationship with Digital Research Solutions, Inc. In Mr. Kirchhoff’s biography, you disclose that, from 2014 to 2020, he served as a sales and software manager for Digital Research Solutions. However, Mr. Kirchhoff signed the license agreement dated November 19, 2020, between the company and Digital Research Solutions as President and CEO of Digital Research Solutions. In addition, you disclose in footnote 3 to the beneficial ownership table that Mr. Kirchhoff is a director of Digital Research Solutions.

Response: We have updated the registration statement with more specific information. Mr. Kirchhoff is currently the CEO and a Director of Digital Research Solutions.

8.You disclose that Mr. Alessi received 30 million Class A Preferred Shares and subsequently transferred 6.0 million Class A Preferred Shares to Mr. Chumas. Reconcile this disclosure with your statement on page 38 that there are no issued and outstanding shares of preferred stock.

Response: Thank you for bringing this to our attention. We have removed this typographical error in the Registration Statement.

9.You disclose in footnote 3 to the beneficial ownership table that Mr. Kirchhoff shares voting control over securities held in the name of Digital Research Solutions, Inc. Please identify all persons who hold or share voting or investment control over the company’s securities held by Digital Research Solutions.

Response: Mr. Kirchhoff is the CEO of Digital Research Solutions, Inc. and is also the majority shareholder of Digital Research Solutions, Inc. We have updated the Registration Statement per your request.

10.You disclose that the selling security holders will sell at a fixed price of $1.00 per share until a trading market emerges for the securities. Please revise the price to be consistent with the $0.10 offering price disclosed on the prospectus cover page.

Response: Thank you for bringing this to our attention. We have updated the Registration Statement.

11.Please remove your reference to the ability to file a post-effective amendment under Rule 462(c) to reflect changes to the selling security holders or the plan of distribution as the rule does not apply to these circumstances.

Response: We have revised as instructed.

12.Disclose the material terms of the license agreement with Digital Research Solutions.

Response: We have revised as instructed in the S-1.

13.Please provide the disclosure required by Item 701 of Regulation S-K for the unregistered sales of securities you have disclosed in the registration statement.

Response: We have revised as instructed.

14.It appears that you may have redacted information from the license agreement with Digital Research Solutions filed as Exhibit 10.2 in reliance of Item 601(b)(10)(iv) of Regulation S-K. If so, please follow the procedures in Item 601(b)(10)(iv) and mark the exhibit index to indicate that portions of the exhibit have been omitted and include a prominent statement of the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

Response: We have included the entirety of Amendment No. 1 to the License Agreement without redactions as Exhibit 10.3.

Thank you for your assistance and review.

Sincerely,

Jangit Enterprises, Inc.

/s/ Kelly Kirchhoff

Chief Executive Officer